SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                    SEC File Number 811-07565
                                      	            CUSIP Number 929229 10 2

                         NOTIFICATION OF LATE FILING

(Check One):
(   ) Form 10-K and Form 10-KSB    (  ) Form 20-FK
(   ) Form 11-K                    (  ) Form 10-Q and Form 10-QSB
( X ) Form N-SAR

     For Period Ended: December 31, 1997

     (  ) Transition Report on Form 10-K
     (  ) Transition Report on Form 20-F
     (  ) Transition Report on Form 11-K
     (  ) Transition Report on Form 10-Q
     (  ) Transition Report on Form N-SAR

     For the Transition Period Ended:____________________________

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     Read Attached Instruction Sheet Before  Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the  notification relates to a  portion of the filing  checked above,
identify      the      Item(s)       to      which      the      notification
relates:________________________

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PART I.-REGISTRANT INFORMATION


     Full Name of Registrant
     Former Name if Applicable

                              WBK STRYPES Trust
     ______________________________________________________


     Address of Principal Executive Office (Street and Number)

                           c/o Puglisi & Associates
                              850 Library Avenue
                                  Suite 204
     _______________________________________________________

          City, State and Zip Code

                           Newark, Delaware  19715
     ________________________________________________________

PART II.-RULE 12b-25 (b) and (c)




If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X
 ___      (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

  X
 ___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ___      (c)  The accountant's statement  or other exhibit required  by Rule
12b-25(c) has been attached if applicable.


PART III.-NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of difficulties being experienced by The Bank of New York, Administrator of the Trust (the "Administrator"), in valuing the forward purchase contract held in the Trust's portfolio, the preparation of the Trust's Annual Report on Form N-SAR ("Form N-SAR") for the period ended December 31, 1997, by McGladry & Pullen, the Trust's accountants, has been delayed somewhat. While the preparation of the Trust's annual report has begun and is complete in all other respects, the Administrator has notified the Trust that they expect to be able to value the forward purchase contract within the next week or so. The forward purchase contract is the Trust's largest asset, representing approximately 85% of the Trust's total assets.

     Upon completion of the preparation of the Trust's financial statements, the Trust's Form N-SAR will be completed and filed with the Securities and Exchange Commission and the Trust's annual report will be completed and filed with the Securities and Exchange Commission and distributed to shareholders as soon as possible, but no later than Friday, March 13, 1998.

PART IV.-OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Robert J. Borzone, Jr., Esq.            (212) 839-5394
----------------------------       ----------------------------
     (Name)                        (Area code)(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          X
          __ Yes    __ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    X
          __ Yes    __ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              WBK STRYPES Trust
     __________________________________________________________
                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     February 26, 1998

By:       /s/ Donald J. Puglisi
               Managing Trustee